
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 29, 2021


_____

In the Matter of

Gear Capital Inc.
65 Queen Street West Suite 800
Toronto, Ontario, Canada
M5H 2M5

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11222

_____

       Gear Capital Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 29, 2021.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                     Larry Spirgel
                                     Office Chief